

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Scott LaPorta
CEO
Sugarfina Corp
5275 W Diablo Dr., Suite A1-101
Las Vegas, NV 89118

>   **Re: Sugarfina Corp**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment**
>   **Filed December 20, 2021**
>   **File No. 024-11352**

Dear Mr. LaPorta:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennie Beysolow at 202-551-8108 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Jeanne Campanelli